# Bravo Bunny

## BALANCE SHEET

### As of December 31, 2017

|  | TOTAL |
|---|---|
| **ASSETS** |  |
| Current Assets |  |
| Bank Accounts |  |
| BUSINESS SAVINGS (3521) | 84,993.22 |
| PLAT BUS CHECKING (7299) | 101,269.83 |
| **Total Bank Accounts** | **$186,263.05** |
| Other Current Assets |  |
| Loans to API | 21,643.93 |
| Expenses Paid By API | -10,975.17 |
| **Total Loans to API** | **10,668.76** |
| Loans to Moviebaby | 30,000.00 |
| Loans to QUE ONDA | 1,000.00 |
| Loans to Stan | 5,000.00 |
| Loans to Superdope | 36,586.07 |
| SD/PR BTaylor | 2,683.00 |
| SD/PR CGlover | 5,700.00 |
| SD/PR CMercado | 2,200.00 |
| SD/PR EMcClellan | 732.00 |
| **Total Loans to Superdope** | **47,901.07** |
| **Total Other Current Assets** | **$94,569.83** |
| **Total Current Assets** | **$280,832.88** |
| **TOTAL ASSETS** | **$280,832.88** |
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Other Current Liabilities |  |
| Loan Payable from Eric McClellan | 0.00 |
| Loan Payable from Quinox Ventures | 10,000.00 |
| Loan Payable Richard Galvin | 0.00 |
| **Total Other Current Liabilities** | **$10,000.00** |
| **Total Current Liabilities** | **$10,000.00** |
| Long-Term Liabilities |  |
| Microventures Crowdfunding | 360,899.38 |
| Mychal Simka Payout | 33,730.00 |
| **Total Microventures Crowdfunding** | **394,629.38** |
| **Total Long-Term Liabilities** | **$394,629.38** |
| **Total Liabilities** | **$404,629.38** |
| Equity |  |
| Opening Balance Equity | -2,213.40 |
| Owner's Investment | 10,000.00 |
| Retained Earnings |  |
| Net Income | -131,583.10 |



# Bravo Bunny

## PROFIT AND LOSS

September 11 - December 31, 2017

|  | TOTAL |
|---|---:|
| Income | |
|   Services | 1,500.00 |
| **Total Income** | **$1,500.00** |
| Cost of Goods Sold | |
|   Production Expenses | 1,000.00 |
| **Total Cost of Goods Sold** | **$1,000.00** |
| GROSS PROFIT | **$500.00** |
| Expenses | |
|   Advertising & Marketing | 283.58 |
|   Superdope | 80,000.00 |
| **Total Advertising & Marketing** | **80,283.58** |
|   Bank Charges & Fees | 70.00 |
|   Car & Truck | 3.45 |
|   Contractors | 28,061.72 |
|   Events | 449.50 |
|   General Admin | 249.00 |
|   Legal & Professional Services | 3,474.00 |
|   Consulting LMilner | 7,100.00 |
| **Total Legal & Professional Services** | **10,574.00** |
|   Meals & Entertainment | 559.05 |
|   Office Supplies & Software | 729.02 |
|   Travel | 100.00 |
|   Lodging | 5,447.00 |
|   Parking & Tolls | 80.00 |
|   Transportation | 32.28 |
|   Travel Meals | 100.01 |
| **Total Travel** | **5,759.29** |
| **Total Expenses** | **$126,738.61** |
| NET OPERATING INCOME | **$ -126,238.61** |
| Other Income | |
|   Interest Earned | 5.50 |
| **Total Other Income** | **$5.50** |
| NET OTHER INCOME | **$5.50** |
| NET INCOME | **$ -126,233.11** |



# BRAVO BUNNY, LLC

## Statement of Changes in Members' Equity

### For the period May 12, 2017 (Inception) through December 31, 2017

| | |
|---|---:|
| Balance at May 12, 2017 (unaudited) | $ - |
| Member contributions | 7,787 |
| Net income (loss) | (131,583) |
| Balance at December 31, 2017 (unaudited) | ($123,796) |



I, Mychal Simka, certify that the financial statements of Bravo Bunny, Inc., included in this Form C-AR are true and complete in all material respects.

Signature: _/s/_Mychal Simka_____

Title: CEO and President__

Date: _May 1, 2018_____